

December 18, 2013

Via E-mail
Mr. Ben Chang
Chief Financial Officer
Rich Pharmaceuticals, Inc.
9595 Wilshire Blvd., Suite 900
Beverly Hills, California 90212

> **RE:** **Rich Pharmaceuticals, Inc.**
> **Form 10-K for the Year Ended March 31, 2013**
> **Filed July 1, 2013**
> **Form 10-Q for the Period Ended September 30, 2013**
> **Filed November 19, 2013**
> **Form 8-K**
> **Filed July 24, 2013**
>
> **File No. 0-54767**

Dear Mr. Chang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2013

Note 1. Nature of Operations, page F-7

1. It appears that the transaction with Imagic, LLC and its principals resulted in a reverse merger. If true, please clearly disclose this fact and also identify the accounting acquirer and the accounting acquiree. In addition, please address the following:

- Prior to the date of the reverse merger, the historical financial statements should be those of the accounting acquirer and should only include the historical results and operations of the accounting acquirer. It appears that the historical financial statements included in the Form 10-Q continue to be that of the legal acquirer. Please advise;

- Please help us better understand how you arrived at the amounts reflected in common stock and additional paid-in capital as of September 30, 2013 as well as the weighted average shares outstanding for the six months ended September 30, 2013 by providing us with a rollfoward of your equity accounts from March 31, 2013 through September 30, 2013. The rollfoward for common stock should include both the number of shares as well as the amount attributable to common stock; and

- Please tell us what assets and liabilities were recorded in the reverse merger transaction and confirm that they were brought over at carrying value. It appears that you recorded intangible assets in the transaction; however, it is not clear how you arrived at the amounts recorded on your balance sheet as of September 30, 2013 based on your disclosures in Note 4 to the financial statements.

2. If you are unable to raise $400,000 according to the terms of the Assignment Agreement, the patent acquired reverts back to Imagic, LLC and its principals. Based on Sections 2(a) and (b) of the Memorandum of Understanding and Asset Assignment Agreement included as Exhibit 10.2 to the Form 8-K filed on July 24, 2013, it appears that you were required to raise at least a portion of this $400,000 by this time. Please tell us the current status of this requirement and whether the patent has been reverted back. If so, please address how the impact of this will be reflected in your financial statements.

Note 2. Summary of Significant Accounting Policies, page F-7

3. Given that prepaid expenses represent approximately 54% of your total assets as of September 30, 2013, please disclose the nature of these assets.

Form 8-K Filed July 24, 2013

4. We issued comments to you in a letter dated August 6, 2013 regarding your Form 8-K filed on July 24, 2013. The letter advised you that a preliminary review of the Form 8-K indicated that it had failed to comply with the applicable requirements of the form because it did not contain the information required by Item 2.01(f) of Form 8-K and, in particular, the related financial information required by Item 9.01 of Form 8-K. Please promptly amend the Form 8-K to correct the deficiencies noted and to add the information required by any other applicable items of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3854.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant